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                             January 11, 2024

       Murray Galbraith
       Chief Executive Officer
       YouneeqAI Technical Services, Inc.
       2700 Youngfield St., Suite 100
       Lakewood, CO 80215

                                                        Re: YouneeqAI Technical
Services, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-271798

       Dear Murray Galbraith:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Amendment 2 to Form S-1 filed December 22, 2023

       Item 11. Information with Respect to the Registrant
       Share Purchase Agreement, page 41

   1. Please revise both here and on page 65 to clarify, as stated in Exhibit 10.7, that if the
                                                        Purchaser does not
perform the initial purchase of 3.0 million shares on or before
                                                        February 13, 2024, the
agreement will expire without notice. Also, clarify that for the balance of 3.0 million
shares, the first increment must be purchased on or before February
                                                        13, 2024 or the
agreement shall expire without notice. In addition, explain further FNB
                                                        Enterprise's obligation
to purchase shares in the second 3.0 million tranche by February
                                                        13, 2024 when according
to your disclosures on page 41, RC365 Holdings PLC (RC365)
                                                        is not obligated to
deliver such shares until February 29, 2024.
 Murray Galbraith
FirstName
YouneeqAILastNameMurray    Galbraith
           Technical Services, Inc.
Comapany
January 11,NameYouneeqAI
           2024             Technical Services, Inc.
January
Page 2 11, 2024 Page 2
FirstName LastName
Licenses, page 45

2. We note your revised disclosure and newly filed Exhibit 10.6 in response to prior comment 4. Please revise here and in Note 8 on page F-13 to discuss the changes made in
         Amendment 2 to the License Agreement. In this regard, specifically address the fact that the License Agreement allows the company to sublicense Digital Cavalier Services technology in other jurisdictions. Also, disclose that the Agreement is extended for the entire term of the RC365 Rights Agreement and that License Fee payments will be abated until after this registration statement is effective. In addition, revise your discussion of the
         Exclusive Rights Agreement to clarify that you are sublicensing
Digital Cavalier   s
         intellectual property and not your own.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 48

3. We note from your revised disclosure in response to prior comment 4 that the $2.5 million you plan to seek in private placements is based upon a proposed budget for expanded operations. Please reconcile this with the budgeted amounts on page 50 totaling approximately $1.1 million. In addition, where you state on page 49 that the company intends to secure financing for its operations by the third quarter of 2024 and to implement its plans, revise to clarify that you have not yet secured any commitments and there is no guarantee that you will be able to secure such commitments or proceed with your operations as planned. Alternatively, revise to remove this statement. Liquidity and Capital Resources, page 50

4. We note your revised disclosure in response to prior comment 8. Please revise to address the following:
             Disclose your current cash balance and quantify the amount of time current cash can fund operations.
             Regarding the sale of RC365 common stock to FNB Enterprises that you expect to close for $348,000 by February 13, 2024, discuss the uncertainty of receiving such funds in light of your conclusion that collectability for the $731,964 receivable from
              FNB Enterprises at September 30, 2023 was not reasonably possible.
             Revise your risk factor on page 13 to provide a more complete discussion of your current financial resources.
             Quantify the total outstanding payable to Digital Cavalier as of September 30, 2023 and at the time of the registration statement filing, in addition to the $480,000 license payable for the next 12 months.
             Regarding abatements of the license fee payable, revise to clarify, here and in Note 7 on page F-13, the extent to which abatements will reduce the amounts ultimately payable. If abatements act only as a payment deferral mechanism, ensure that this is clear in your disclosure throughout the filing. In this regard, we note that provision 4 of the second amendment of the License Agreement filed as Exhibit
10.6 appears to
 Murray Galbraith
YouneeqAI Technical Services, Inc.
January 11, 2024
Page 3
              indicate that outstanding amounts subject to abatement will continue to accrue until the company has adequate funding.
Consolidated Financial Statements for the Nine Months Ended September 30, 2023 and 2022
Note 5. FNB Enterprise Receivable, page F-11

5. We note your revised disclosure in response to prior comment 10. Please revise to address the following with regard to the Share Purchase Agreement:
           Clarify whether there are any related party interests between FNB Enterprises and the company, or between FNB Enterprises and RC365.
           Clarify that the agreement is a legally binding obligation of the company to sell the RC365 shares at a fixed price as you disclose on page 41. Disclose the date you delivered the initial 3,000,000 shares of
RC365 common stock
            to FNB Enterprises.
           If such shares were not transferred to FNB Enterprises as of September 30, 2023, revise to reflect the RC365 shares on your balance sheet as an investment measured at fair value as of September 30, 2023. Also, revise throughout the filing to clarify whether these are the 3,000,000 shares you expect to be purchased and paid for by February 13, 2024.
           If you transferred the shares to FNB Enterprises as of September 30, 2023, explain why payment was not received at the time of closing. In this regard we note that pursuant to provisions 4 and 5 of the Share Purchase Agreement filed as Exhibit 10.5, the shares will be delivered and FNB Enterprises will pay the purchase price for such shares upon closing.
           To the extent that shares were transferred or payment was received after September
            30, 2023 disclose this in your subsequent event footnote as well as in your Liquidity discussion on page 51.
           Explain your disclosures on page F-10 where you indicate that at September 30, 2023 you recorded a $731,964 receivable for the purchase price under the Share Purchase
            Agreement. Clarify what this receivable represents. Also, explain how the subsequent write off of this "receivable" impacts the enforceability, validity and delivery under the Share Purchase Agreement.
           Revise here and throughout the filing to clarify how you determined the $348,000 purchase price for the 3,000,000 RC365 shares expected to close by February 13,
FirstName LastNameMurray        Galbraith
            2024. In this regard, you disclose a fixed purchase price of 10 pence (or
Comapany approximately
            NameYouneeqAI       Technical
                             US$0.14)  per Services, Inc. would imply a
purchase price of
                                           share, which
January 11,approximately
             2024 Page 3 $420,000.
FirstName LastName
 Murray Galbraith
FirstName
YouneeqAILastNameMurray    Galbraith
           Technical Services, Inc.
Comapany
January 11,NameYouneeqAI
           2024             Technical Services, Inc.
January
Page 4 11, 2024 Page 4
FirstName LastName
Consolidated Financial Statements for the year ended December 31, 2022 and 2021
Note 2. Basis of Presentation and Summary of Significant Policies
Restatement, page F-24

6. We note you revised the December 31, 2022 financial statements in response to prior comment 10. Please revise here to include footnote disclosure describing and quantifying the error correction. Refer to ASC 250-10-50-7.
Item 16. Exhibits and Financial Statement schedules, page II-6

7. We note your response to prior comment 13. However, Exhibits 2.1, 2.2, 3(i)1-5, and
         4.1 have still been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text searchable format.
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Christen Lambert